                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)
                             (AMENDMENT NO.       )(1)



                              TOWNE SERVICES, INC.
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                                (Name of Issuer)


                      Common Stock, no par value per share
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                         (Title of Class of Securities)


                                    892148107
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                                 (CUSIP Number)


                                December 31, 1998
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)

         [ ]      Rule 13d-1(c)

         [X]      Rule 13d-1(d)

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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 892148107                      13G       PAGE   2  OF  5  PAGES
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   1.    NAMES OF REPORTING PERSONS                             Thomas A. Bryan
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
-------- ----------------------------------------------------------------------

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                       (b)  [ ]
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   3.    SEC USE ONLY
-------- ----------------------------------------------------------------------

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION                      U.S. Citizen
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       NUMBER OF       5.   SOLE VOTING POWER                         1,697,598
        SHARES
     BENEFICIALLY    ------ ----------------------------------------------------
       OWNED BY
         EACH          6.   SHARED VOTING POWER                               0
       REPORTING     ------ ----------------------------------------------------
      PERSON WITH
                       7.   SOLE DISPOSITIVE POWER                    1,697,598
                     ------ ----------------------------------------------------

                       8.   SHARED DISPOSITIVE POWER                          0
-------- ----------------------------------------------------------------------

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              1,697,598
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   10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

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   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         8.6%
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   12.   TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------

ITEM 1(A).        NAME OF ISSUER:

                  Towne Services, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  3295 River Exchange Drive, Suite 350
                  Norcross, GA  30092

ITEM 2(A).        NAME OF PERSON FILING:

                  Thomas A. Bryan

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  2410 Paces Ferry Road
                  600 Paces Summit
                  Atlanta, Georgia  30339

ITEM 2(C).        CITIZENSHIP:

                  United States of America

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(E).        CUSIP NUMBER:

                  892148107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.           OWNERSHIP.

                  (a)      Amount Beneficially Owned:

                           1,697,598

                  (b)      Percent of Class:

                           8.6%

                  (c)      Number of Shares as to which such person has:

                           (i)      sole power to vote or to direct the vote

                                    1,697,598

                           (ii)     shared power to vote or to direct the vote

                                    0

                           (iii) sole power to dispose or to direct the disposition of

                                    1,697,598

                           (iv) shared power to dispose or to direct the disposition of

                                    0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATIONS.

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 11, 1999
                                    -----------------
                                    (Date)

                                    /s/ Thomas A. Bryan
                                    ----------------------------------
                                    Thomas A. Bryan




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